Exhibit 99.1

Media & Investor Release

Roche enters into a definitive merger agreement to acquire 89bio, and its phase 3 FGF21 analog for the therapy of moderate to severe MASH

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89bio’s pegozafermin allows for a potentially best-in-disease treatment for moderate to severe Metabolic Dysfunction-Associated Steatohepatitis (MASH), one of the most prevalent comorbidities of obesity

•	Acquisition supports Roche’s strategy as it enhances the company’s portfolio in cardiovascular, renal, and metabolic diseases (CVRM) and offers optionality for future combination development

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Roche to acquire 89bio for US$14.50 per share in cash at closing, representing a total equity value of approximately US$2.4 billion. Stockholders would also receive a non-tradeable contingent value right (CVR) for up to an aggregate of US$6.00 per share in cash, representing a total deal value of up to approximately US$3.5 billion

Basel, 18 September 2025 - Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that it has entered into a definitive merger agreement to acquire 89bio, Inc. (Nasdaq: ETNB), a publicly listed clinical-stage biopharmaceutical company pioneering the development of innovative therapies for the treatment of liver and cardiometabolic diseases. 89bio’s pegozafermin is a FGF21 analog currently in late-stage development for MASH in moderate and severe fibrotic patients (F2 and F3 stages) as well as cirrhotic patients (F4 stage). The transaction is expected to close in the fourth quarter of 2025.

This acquisition underscores Roche’s dedication to advancing innovative therapies in cardiovascular, renal, and metabolic diseases (CVRM), especially for patients affected by overweight, obesity, and related health challenges such as MASH. Pegozafermin offers a distinct mechanism of action that not only holds the potential for enhanced efficacy and tolerability but also unlocks opportunities for future combination development with incretins, creating synergies with Roche’s CVRM portfolio. Acquiring 89bio, therefore, fosters Roche’s activities to build a robust and differentiated pipeline that targets additional causes of metabolic disease.

“This acquisition further strengthens our portfolio in cardiovascular, renal, and metabolic diseases and offers opportunities to explore combinations with existing programmes in our pipeline,” said Thomas Schinecker, Roche Group CEO. “We are highly encouraged by pegozafermin’s potential to become a transformative treatment option in MASH, one of the most prevalent comorbidities of obesity, and to meet diverse patient needs associated with this complex disease. With its combined anti-fibrotic and anti-inflammatory mechanism, pegozafermin could potentially offer best-in-disease efficacy for all moderate to severe MASH patients.”

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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89bio’s pegozafermin is a glycoPEGylated analog of fibroblast growth factor 21 (FGF21) specifically designed to address critical unmet needs in MASH. With its anti-fibrotic and anti-inflammatory mechanism of action combined with a favourable safety profile, pegozafermin is positioned to potentially deliver best-in-disease efficacy for patients suffering from moderate to severe liver fibrosis (F2/F3 stages) and cirrhotic MASH (F4 stage).

Current 89bio employees will join the Roche Group as part of Roche’s Pharmaceuticals Division.

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of 89bio common stock at a price of US$14.50 per share in cash at closing, plus a non-tradeable CVR to receive certain milestone payments of up to an aggregate of US$6.00 per share in cash, representing a total equity value of approximately US$2.4 billion at closing and representing a total deal value of up to US$3.5 billion. The price payable at closing represents a premium of approximately 52% to 89bio’s 60-day VWAP price on 17 September 2025. The merger agreement has been unanimously approved by the boards of Roche and 89bio.

89bio will file a recommendation statement containing the unanimous recommendation of the 89bio board that 89bio’s stockholders tender their shares pursuant to the tender offer. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US$14.50 per share in cash, plus a non-tradeable CVR to receive certain milestone payments of up to an aggregate of US$6.00 per share in cash, through a second-step merger.

Each non-tradeable CVR will entitle its holders to receive the following contingent cash payments, conditioned upon the achievement of certain commercial milestones, within specified time periods:

1.	US$2.00 per share in cash, upon the first commercial sale of pegozafermin in F4 MASH cirrhotic patients (by March 31, 2030)

2.	US$1.50 per share in cash, upon pegozafermin reaching annual net sales globally of at least US$3.0 billion in any calendar year (by December 31, 2033)

3.	US$2.50 per share in cash, upon pegozafermin reaching annual net sales globally of at least US$4.0 billion in any calendar year (by December 31, 2035)

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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There can be no assurance that any payments will be made with respect to the CVR. Assuming all of the conditions of the CVR are met, this would represent additional cash consideration of up to approximately US$1.0 billion for 89bio’s stockholders.

The transaction is expected to close in the fourth quarter of 2025. It is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of 89bio’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Citi is acting as exclusive financial advisor to Roche and Sidley Austin LLP is acting as legal counsel to Roche. Moelis & Company LLC and Centerview Partners LLC are serving as financial advisors to 89bio and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

About Metabolic Dysfunction-Associated Steatohepatitis (MASH)

Metabolic Dysfunction-Associated Steatohepatitis (MASH), a serious and increasingly prevalent form of fatty liver disease, is strongly associated with the global rise in obesity and type 2 diabetes.1 It is estimated that 5 - 7% of the world’s adult population is affected by MASH1, and more than 75% of those living with the condition experience comorbidities such as overweight, obesity, and type 2 diabetes.2 MASH is progressive and, when left untreated, can progress to cirrhosis, liver decompensation, and even to hepatocellular carcinoma.

About 89bio

89bio is a clinical-stage biopharmaceutical company dedicated to the development of best-in-class therapies for patients with liver and cardiometabolic diseases who lack optimal treatment options. The Company is in Phase 3 trials for its lead candidate, 89bio’s pegozafermin, for the treatment of metabolic dysfunction-associated steatohepatitis (MASH) with advanced fibrosis, including patients with compensated cirrhosis, and severe hypertriglyceridemia (SHTG). Pegozafermin is a specifically engineered, potentially best-in-class fibroblast growth factor 21 (FGF21) analog with unique glycoPEGylated technology that optimizes biological activity through an extended half-life. The company is headquartered in San Francisco. For more information, visit www.89bio.com.

About Roche

Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. The company pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. We are a pioneer in personalised healthcare and want to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person we partner with many stakeholders and combine our strengths in Diagnostics and Pharma with data insights from the clinical practice.

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, our greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045.

Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan.

For more information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

References

1	Diabetes Care 2025;48(7):1057–1082

2	Front Cell Dev Biol. 2024 Jul 16;12:1433857. Doi: 10.3389/fcell.2024.1433857

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of 89bio has not yet commenced. This announcement is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell 89bio’s securities. The solicitation and offer to purchase 89bio’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Roche Holdings, Inc. (“Roche”) and its acquisition subsidiary, a wholly owned subsidiary of Roche, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter, 89bio will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal, and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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The tender offer materials and the Solicitation/Recommendation Statement will be filed with the SEC, and investors and stockholders may obtain a free copy of these materials (when available) and other documents filed by Roche and 89bio with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal, and certain other offering documents will be made available by Roche, and when available, may be obtained by directing a request to the Information Agent for the tender offer, which will be named in the Tender Offer Statement on Schedule TO. Investors and stockholders may also obtain free copies of the documents filed with the SEC by 89bio on the investor relations page of 89bio’s website at www.89bio.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication may include statements that are not statements of historical fact, or “forward-looking statements,” within the meaning of the federal securities laws, including with respect to Roche’s proposed acquisition of 89bio. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “project”, “strategy”, “potential”, “continue” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the ability of Roche and 89bio to complete the transactions contemplated by the merger agreement, including each party’s ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the parties’ beliefs and expectations and statements about the benefits sought to be achieved in Roche’s proposed acquisition of 89bio, the potential effects of the acquisition on both Roche and 89bio and the possibility of any termination of the merger agreement. These statements are based upon the current beliefs and expectations of Roche and 89bio’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable, if at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements, and you should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of 89bio ’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on 89bio’s business; the possibility that

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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the milestone payments related to the contingent value right will never be achieved and that no milestone payments may be made; and the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings, including the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in 89bio’s public filings with the SEC, including the “Risk Factors” section of 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q, Form 8-K and in other filings 89bio makes with the SEC from time to time as well as the tender offer materials to be filed by Roche and its acquisition subsidiary and the Solicitation/Recommendation Statement to be filed by 89bio, in each case as amended by any subsequent filings made with the SEC.

Neither Roche nor 89bio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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Roche Global Media Relations

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Roche Investor Relations

Dr Bruno Eschli	Dr Sabine Borngräber
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F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com
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